SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities and Exchange Act of 1934
Benihana, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
082047200

(CUSIP Number)
January 31, 2011

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     This Schedule is filed pursuant to Rule 13d-1(b)
The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	082047200

1	NAME OF REPORTING PERSON Ameriprise Financial, Inc. S.S. or I.R.S. Identification IRS No. 13-3180631 No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		976,706

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

976,706

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

976,706

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.01%**

12	TYPE OF REPORTING PERSON

CO
* This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.
** Data is as of January 31, 2011. As of December 31, 2010, 973,306 shares were deemed beneficially owned by the reporting person (representing 9.97% of the class), all of which were held with shared dispositive power and no voting power.

CUSIP No.	082047200

1	NAME OF REPORTING PERSON Columbia Management Investment Advisers, LLC S.S. or I.R.S. Identification IRS No. 41-1533211 No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		976,706

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

976,706

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

976,706

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.01%**

12	TYPE OF REPORTING PERSON

IA
* This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.
** Data is as of January 31, 2011. As of December 31, 2010, 973,306 shares were deemed beneficially owned by the reporting person (representing 9.97% of the class), all of which were held with shared dispositive power and no voting power.

CUSIP No.	082047200

1	NAME OF REPORTING PERSON Columbia Small Cap Value Fund I S.S. or I.R.S. Identification IRS No. 04-6550896 No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Massasschutes

	5	SOLE VOTING POWER

NUMBER OF		732,359

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

732,359

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

732,359

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.50%**

12	TYPE OF REPORTING PERSON

IV
* This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.
** Data is as of January 31, 2011. As of December 31, 2010, 729,659 shares were deemed beneficially owned by the reporting person (representing 7.47% of the class), all of which were held with shared dispositive power and no voting power.

1(a)	Name of Issuer:	Benihana, Inc.

1(b)	Address of Issuer’s Principal	8685 NW 53rd Terrace
	Executive Offices:	Miami, FL 33166

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”)
(b) Columbia Management Investment Advisers, LLC (“CMIA”)
(c) Columbia Small Cap Value Fund I (“SCV”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc.
145 Ameriprise Financial Center
Minneapolis, MN 55474
(b) 100 Federal St.
Boston, MA 02110
(c) 100 Federal St.
Boston, MA 02110

2(c)	Citizenship:	(a) Delaware
(b) Minnesota
(c) Massasschutes

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	082047200
3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
     (a) Ameriprise Financial, Inc.
A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)
     (b) Columbia Management Investment Advisers, LLC
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
     (c) Columbia Small Cap Value Fund I
An investment company registered under Section 8 of the Investment Company Act of 1940.
4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

CMIA, as an investment adviser to SCV, may be deemed to beneficially own the shares reported herein by SCV. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by SCV.

AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA, and the subsidiaries identified on the attached Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class: Not Applicable

6	Ownership of more than 5% on Behalf of Another Person:

The clients of Columbia Management Investment Advisers, LLC, a registered investment adviser, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. As of December 31, 2010, only SCV, a registered investment company, owned more than 5% of the class of securities reported herein. Any remaining shares reported herein by CMIA are owned by various other accounts managed by CMIA on a discretionary basis. To the best of CMIA’s knowledge, none of these other accounts own more than 5% of the outstanding shares.

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
     AFI: See Exhibit I
8	Identification and Classification of Members of the Group:
     Not Applicable
9	Notice of Dissolution of Group:
     Not Applicable
10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2011

Ameriprise Financial, Inc.
By:	/s/ Wade M. Voigt
	Name:	Wade M. Voigt
	Title:	Director — Fund Administration

Columbia Management Investment Advisers, LLC
By:	/s/ Amy Johnson
	Name:	Amy Johnson
	Title:	Chief Operating Officer

Columbia Funds Series Trust I, on behalf of its series Columbia Small Cap Value Fund I
By:	/s/ Scott R. Plummer
	Name:	Scott R. Plummer
	Title:	Senior Vice President, Secretary and Chief Legal Officer

Contact Information
Wade M. Voigt
Director — Fund Administration
Telephone: (612) 671-5682

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement